
RECEIVED
JUN 0 3 2005
213
PROCESSING
SECTION

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


05008688

Your reference File No. 82-5089
Our reference RR/jp
Date 06/01/2005

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich announces plan to issue subordinated debt"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department



Raffaella Russi


PROCESSED
JUN 08 2005
THOMSON
FINANCIAL



Enclosures

News Release

ZURICH
FINANCIAL SERVICES

Zurich announces plan to issue subordinated debt

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, June 1, 2005 – Zurich Financial Services Group (Zurich) today announced its intention to raise fixed rate, long-term subordinated debt (hybrid capital) in the euro institutional market. The euro denominated debt will be issued through the Zurich Insurance Company's "Euro Medium Term Note Programme." The transaction is expected to be sized to market demand. Terms will be finalized following investor marketing and subject to market conditions. Application will be made to list the notes on the Luxemburg Stock Exchange.

The funds raised will be used for general corporate purposes and to optimize the Group's financing structure. The subordinated nature and long-term structure of these funds will strengthen the Group's capital and improve its debt maturity profile. By placing the issue under the favourable prevailing market conditions, the Group will also continue to benefit from low interest rates.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

THIS PRESS RELEASE IS NOT BEING ISSUED IN AUSTRALIA, CANADA AND JAPAN. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SECURITIES REFERRED TO HEREIN. IN ADDITION, THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN

ZURICH
FINANCIAL SERVICES

APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION / FSA.